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l
SECURITIES Al
Was

11019000

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 48207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Further Lane Securities, L.P.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 East 54th Street, Penthouse 1
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Michael Araiz   (212)   808-4800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____J. Michael Araiz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Further Lane Securities, L.P._____ , as of
_____December 31_____ ,20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

CEO

_____
Title

_____ 2/23/11
Notary Public

CHRISTIAN SAUVEUR JAUREGUY JR.
COMM...1905460
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Sept. 25, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

FURTHER LANE SECURITIES, L.P.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Further Lane Securities, L.P.

We have audited the accompanying statement of financial condition of Further Lane Securities, L.P. (the "Company")
as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management.
Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the
statement of financial condition is free of material misstatement. An audit includes consideration of internal control
over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence
supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles
used and significant estimates made by management, as well as evaluating the overall statement of financial
condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis
for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the
financial position of Further Lane Securities, L.P. as of December 31, 2010, in conformity with accounting principles
generally accepted in the United States of America.



Roseland, New Jersey
February 22, 2011

1

An independent firm associated with AGN International Ltd **AGN**

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Securities owned, at fair value	$	3,571,905
Due from clearing broker, net (including clearing deposit of $100,000)		76,584
Property and equipment, net		6,293
Due from affiliates		3,427,010
Other assets		220,642
	$	7,302,434

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accrued expenses and other liabilities	$	665,621
Bank overdrafts		98,114
Liabilities subordinated to claims of general creditors		1,716,253
Total liabilities		2,479,988
Partners' capital		4,822,446
	$	7,302,434

FURTHER LANE SECURITIES, L.P.

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

Further Lane Securities, L.P. (the "Company") is a broker dealer located in New York City that is registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company's business is primarily comprised of principal trading of fixed income securities and agency commission transactions.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements were approved by management. Subsequent events have been evaluated in the preparation of these financial statements.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. At December 31, 2010, the Company did not have any cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues, as principal transactions.

Commission revenue is recognized on a trade date basis for buying and selling securities on behalf of customers. Commission revenue is netted against related brokerage and clearance charges.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Valuation of Investments in Securities Owned at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

FURTHER LANE SECURITIES, L.P.

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities Owned at Fair Value - Definition and Hierarchy (continued)

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. The fair value for government and debt securities are estimated using recently executed transactions and market price quotations (where observable) of identical or similar securities. Where observable price quotations are not available, fair value is determined based on such factors as yields, likelihood of prepayments or defaults and outside pricing services.

4

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax for which a provision has been recorded.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce partners capital.

This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

FURTHER LANE SECURITIES, L.P.

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2010 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets (at fair value)				
Securities owned, at fair value				
U.S. Government obligations	$ -	$ 1,109	$ -	$ 1,109
Debt and corporate securities		2,188		2,188
Corporate stocks	275			275
Total securities owned, at fair value	$ 275	$ 3,297	$ -	$ 3,572

All transfers are recognized by the Company at the end of each reporting period. There were no significant transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the year ended December 31, 2010.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. See Note 2 for additional information related to the fair value hierarchy and valuation techniques and inputs.

4. Property and equipment

Details of property and equipment at December 31, 2010 are as follows:

Computer equipment	$	89,310
Furniture and fixtures		12,496
Leasehold improvements		67,048
		168,854
Less accumulated depreciation and amortization		162,561
	$	6,293

Depreciation and amortization expense for the year ended December 31, 2010 was approximately $13,000.

5. Related party transactions

Pursuant to an administrative service agreement, the Company charges $70,000 per month to an affiliate for various general and administrative expenses. For the year ended December 31, 2010, the Company has charged $840,000 for expenses paid for on behalf of this affiliate. At December 31, 2010, there is no outstanding receivable balance from the affiliate.

Included in due from affiliates at December 31, 2010 are receivables from another two affiliates of approximately $1,973,000. These collective receivables, which are non interest bearing and due on demand, represent cash advances and expenses incurred on behalf of the affiliates.

Also included in due from affiliates at December 31, 2010 is a receivable from a partner of approximately $1,454,000, which is non interest bearing and due on demand.

6. Liabilities subordinated to claims of general creditors

At December 31, 2009, the Company had a subordinated loan agreement with its parent company which was in accordance with an agreement approved by FINRA. The original agreement expired on May 31, 2010, and was amended to extend the terms through May 31, 2011, which was approved by FINRA. The subordinated loan agreement is for a principal balance of $1,327,000 and bears interest at a fixed rate of 8% per annum. The loan includes accrued interest of $389,253 at December 31, 2010, $221,166 of which is available for net capital purposes and $168,087 of which is not available for net capital purposes, as per the agreement.

The loan agreement has been approved as regulatory capital and constitutes part of the Company's net capital under the SEC's Uniform Net Capital Rule 15c3-1.

FURTHER LANE SECURITIES, L.P.

NOTES TO FINANCIAL STATEMENT

---

7. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to CFTC Rule 1.17 minimum financial requirements. At December 31, 2010, the Company's net capital was approximately $2,406,000 which was approximately $2,306,000 in excess of its SEC and CFTC minimum requirements of $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitments

The Company is currently operating under a month to month lease for office space in New York and California. Rent expense for the year ended December 31, 2010 was approximately $217,000.

In November 2010, the Company entered into a lease agreement for additional office space in California. The Company did not move into the space during 2010, and therefore, there is no rent expense for 2010.

Aggregate future lease payments of office space in California for the five years subsequent to December 31, 2010 are as follows:

Year Ending December 31,	
2011	$ 157,000
2012	160,000
2013	164,000
2014	168,000
2015	176,000
	$ 825,000

10. Off-balance sheet risk and concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

FURTHER LANE SECURITIES, L.P.

NOTES TO FINANCIAL STATEMENT

10. Off-balance sheet risk and concentrations of credit risk (continued)

In addition, net payables to the clearing broker are pursuant to this clearance agreement and are net of a clearing deposit of approximately $100,000. The value of the Company's owned securities positions that are held by the same clearing broker net of the amounts due to the clearing broker represents a concentration of credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances from time to time in various financial institutions. The Company is subject to credit risk to the extent that the financial institutions with which it conducts business are unable to fulfill their contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

FURTHER LANE SECURITIES, L.P.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE
COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2010

Partners' capital	$	4,822,446
Add		
Liabilities subordinated to claims of general creditors		1,548,166
Discretionary bonuses		223,000
		1,771,166
Less nonallowable assets		
Property and equipment, net		6,293
Due from affiliates		3,427,010
Other assets		220,642
		3,653,945
Net capital before haircuts		2,939,667
Haircuts		
Security positions		527,363
Undue concentration		6,062
Net capital	$	2,406,242
Aggregate indebtedness	$	540,735
Computed minimum net capital required		
(6.67% of aggregate indebtedness)	$	36,067
Minimum net capital required (under SEC Rule 15c3-1 and CFTC Regulation 1.17)	$	100,000
Excess net capital ($2,406,242 - $100,000)	$	2,306,242

Percentage of aggregate indebtedness to net capital	$	540,735		
	$	2,406,242		
				22%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-A-5, Part II-A filing, as amended, and as required by Regulation 1.10(d)(2)(iv) as of December 31, 2010.